KW 7/17/13

13025651

SEC Mail Processing Section JUL 17 2013 Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 50006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-12 (MM/DD/YY) AND ENDING 12-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: South Atlantic Enterprises Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3355 Lenox Road, suite 750
(No. and Street)

Atlanta (City) GA (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Barham Guy + McKnight, P.A.
(Name – *if individual, state last, first, middle name*)

211 E. Six Forks Road, Ste 112, Raleigh, NC 27609
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert L. Abbott, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Atlantic Enterprises, Inc., as of July 8, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert L. Abbott
Signature

President
Title

Notary Public

JUDIE POSEY NOTARY PUBLIC MY COMMISSION EXPIRES JULY 7, 2015 DEKALB COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTH ATLANTIC ENTERPRISES, INC.

FINANCIAL STATEMENTS
with the
INDEPENDENT AUDITORS' REPORT
AND OTHER FINANCIAL INFORMATION

For the Year Ended December 31, 2012

South Atlantic Enterprises, Inc.

Audited Financial Statements and Other Financial Information

Year ended December 31, 2012

Contents

BG&M

BARHAM GUY & MCKNIGHT, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

bgmpa.com

James M. Barham, CPA
Stephen M. Guy, CPA
Thomas G. McKnight, CPA

211 E. Six Forks Rd, Suite 112
Raleigh, NC 27609-7743
919-828-7722 tel
919-828-7758 fax

To The President
South Atlantic Enterprises, Inc.
Atlanta, Georgia

INDEPENDENT AUDITORS' REPORT

Report on the Financial Statements
We have audited the accompanying financial statements of South Atlantic Enterprises, Inc. (a North Carolina corporation), which comprise the balance sheet as of December 31, 2012 and the related statements of operations and retained earnings and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of South Atlantic Enterprises, Inc. as of December 31, 2012, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital under Rule 15c3-1 of the Securities and Exchange

Commission is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Barham Guy & McKnight, PA

Barham Guy & McKnight, PA
Raleigh, North Carolina
February 25, 2013

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2012

		2012
ASSETS		
Current Assets:		
Cash and cash equivalents	$	371,361
Marketable securities		441,196
Total Current Assets		812,557
Total Assets	**$**	**812,557**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accounts Payable	$	-
Due to Stockholder		13,568
Total Current Liabilities		13,568
Stockholder's Equity:		
Common Stock, $1 par value, 100,000 shares authorized, 100 issued and outstanding	$	100
Retained Earnings		607,192
Net unrealized gains on marketable securities		191,697
Total Stockholder's Equity		798,989
Total Liabilities and Stockholder's Equity	**$**	**812,557**

See Independent Auditor's Report and Notes to the Financial Statements

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
For the year ended December 31, 2012

		2012
REVENUES		
Management & investment advisory income	$	16,724
EXPENSES		
Salary	$	-
Contract Labor		614
Taxes and licenses		1,171
Payroll Taxes		-
Office expense		3,815
Telephone		911
Rent/occupancy		11,613
Professional Services		5,740
Travel		5,882
Meals and Entertainment		539
Miscellaneous expense		24
Insurance		699
Dues and publications		1,472
Interest		-
Employee Retirement Plan		-
Total Expenses	$	32,480
OPERATING INCOME/(LOSS)	**$**	**(15,756)**
Other Income (expense)		
Dividends and interest		6,013
Gain/(loss) on sale of securities		8,209
Total Other Income	$	14,222
NET INCOME/(LOSS)	**$**	**(1,534)**
Beginning Retained Earnings	**$**	**707,214**
Shareholder distributions & Prior Per Adj		(98,488)
Ending Retained Earnings	**$**	**607,192**

See Independent Auditors' Report and Notes to the Financial Statements

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2012

		2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(1,534)
Adjustments to reconcile net Income to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Increase (decrease) in accrued expenses		(34,289)
Net cash provided (used) by operating activities	**$**	**(35,823)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Net proceeds from sale and maturity of investments and purchase of investments	$	(74,743)
Net cash provided (used) by investing activities	**$**	**(74,743)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder distributions	$	(95,498)
Net cash provided (used) by financing activities	**$**	**(95,498)**
NET INCREASE (DECREASE) IN CASH	$	(206,064)
Cash and cash equivalents at beginning of year	$	577,425
Cash and cash equivalents at end of year	**$**	**371,361**

SUPPLEMENTAL DISCLOSURES	2012
Cash paid during the year for:	
Interest expense	9
Income taxes	-0-

DISCLOSURE OF ACCOUNTING POLICY

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

SOUTH ATLANTIC ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE 1 – SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

The company generates its revenues by identifying private transactions for institutional investors and by introducing lenders to operating companies.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

Income taxes

The company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income, nor is it allowed a net operating loss carryover or carryback as a deduction. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the company's net income/(loss) for the period.

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

SOUTH ATLANTIC ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS (CONT'D)
December 31, 2012

NOTE 2 – MARKETABLE DEBT AND EQUITY SECURITIES

Cost and fair value of marketable debt and equity securities at December 31, 2012 are as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
December 31, 2012				
Marketable debt & Equity securities	$249,499	$191,697	———	$441,196

The company uses the first-in, first-out (FIFO) method to determine the cost when calculating gains and losses on sales of marketable securities. Unrealized holding gains on securities available for sale in the amount of $191,697 has been credited to stockholder's equity for the year ended December 31, 2012.

NOTE 3 – RETIREMENT PLAN

The company has a SEP Plan covering its sole employee. The company may contribute up to 25% of eligible compensation for 2012, not to exceed certain established statutory limits. There were no contributions for 2012.

NOTE 4 – EXEMPTION FROM RULE 15c3-3

The company is registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The company operates under the exemptive provisions (k)(2)(i) of Rule 15c3-3 and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 5 – UNCERTAINITES, CONTINGENCIES & RISKS

The company has not accrued a loss contingency as there is no indication that is probable or reasonably possible that an asset has been impaired or a liability had been incurred through February 25, 2013.

SOUTH ATLANTIC ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS (CONT'D)
December 31, 2012

NOTE 6 – NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the company maintain minimum net capital, as defined, of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the company had net capital of $200,614. This amount exceeded the required net capital by $195,614. The company's aggregate indebtedness to net capital was 6.76% for the year ended December 31, 2012.

NOTE 7 – LEASING ARRANGEMENT

The company conducts its operations from office space that is leased under an operating lease that will expire October 31, 2013. The future minimum rental and service payments under the operating lease is $7,950 for the year ending December 31, 2013, and zero thereafter.

NOTE 8 - SUBSEQUENT EVENTS

These financial statements considered subsequent events through February 25, 2013, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SOUTH ATLANTIC ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2012

		2012
TOTAL STOCKHOLDER'S EQUITY	$	798,989
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		(593,758)
TENTATIVE NET CAPITAL		205,231
Haircut on securities		(4,617)
NET CAPITAL	$	200,614
AGGREGATE INDEBTNESS		
Accrued expenses and other current liabilities		13,568
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		6.76%
MINIMUM NET CAPITAL REQUIRED		5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED		195,614
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2012		
Net capital as reported in Company's Part II:		
Unaudited Focus Report		278,444
Adjustment for SAE Coal, LLC Cash		(75,049)
Adjustment for SAE Coal, LLC haircut adj		1,501
Audit adjustment and rounding - interest & accrual adjustment		(4,282)
NET CAPITAL PER ABOVE	$	200,614

See Independent Auditors' Report and Notes to the Financial Statements

BG&M

BARHAM GUY & McKNIGHT, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

bgmpa.com

James M. Barham, CPA
Stephen M. Guy, CPA
Thomas G. McKnight, CPA

211 E. Six Forks Rd, Suite 112
Raleigh, NC 27609-7743
919-828-7722 tel
919-828-7758 fax

To the Board of Directors
South Atlantic Enterprises, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of South Atlantic Enterprises, Inc. for the year ended December 31, 2012 we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by South Atlantic Enterprises, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because South Atlantic Enterprises, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by South Atlantic Enterprises, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserves System.

The management of South Atlantic Enterprises, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objective of an internal control structure and the practices and procedures to provide management with reasonable but not absolute assurance that assets for which South Atlantic Enterprises, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in reasonable possibility that a material misstatement of the financial statements will not be prevented, or detected and corrected, by the entity's internal control on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that South Atlantic Enterprises, Inc.'s practices and procedures were adequate at December 31, 2012 to meet the SEC objectives.

This report is intended solely for the use of the shareholders, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Barham Guy & McKnight, P.A.

Barham Guy & McKnight, P.A.

February 25, 2013

South Atlantic Enterprises, Inc.
3355 Lenox Road, Suite 750
Atlanta, GA 30326

SEC
Mail Processing
Section
JUL 11 2013
Washington DC
401

July 8, 2013

To Whom It May Concern:

FINRA requested that my company (South Atlantic Enterprises, Inc. ("SAE") resubmit its 2012 audit without the subsidiary (SAE Coal, LLC). Please find the enclosed SAE audit without SAE Coal. SAE Coal has one asset – a brokerage account with cash in it.

If you have any questions, please call me at ~~4[illegible]~~ 404-504-7077.

Sincerely,

Robert L. Abbott, Jr.
President